One Bryant Park
New York, New York 10036

May 18, 2015

Sonny Oh

Senior Counsel

Insured Investments Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

AllianzGI Diversified Income & Convertible Fund

Registration Statement on Form N-2

File Nos. 333-202699 and 811-23039

Dear Mr. Oh:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on March 12, 2015, the Preliminary Prospectus dated April 22, 2015 and the Preliminary Prospectus dated April 30, 2015, began on April 22, 2015 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on May 21, 2015, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 75,000 copies of the Preliminary Prospectus dated April 30, 2015 have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of AllianzGI Diversified Income & Convertible Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m., Eastern Time, on May 21, 2015 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 5 to the Registration Statement.

Sincerely,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

ON BEHALF OF THE SEVERAL UNDERWRITERS

BY:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

BY:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice President